

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2023

Jonathan Evans
Chief Executive Officer
1397468 B.C. Ltd.
300 - 900 West Hastings Street
Vancouver, British Columbia
V6C 1E5

> **Re:** **1397468 B.C. Ltd.**
> **Registration Statement on Form 20-F**
> **Exhibit Nos. 4.1, 4.2, 4.3, 4.4, 4.6, 4.7, 4.8, 4.9, 4.10, 4.13, and 4.14**
> **Filed September 27, 2023, as amended**
> **File No. 001-41788**

Dear Jonathan Evans:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Energy and Transportation